Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
December 6, 2011
NEWS RELEASE

The Special Committee of Helix BioPharma Corp.
Provides Update to Shareholders

AURORA, Ontario, December 6, 2011 – The Special Committee of Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP” or the “Company”) announces that Ernst & Young LLP (“Ernst & Young”) has been engaged to assist the Special Committee in the investigation of the conduct of certain shareholders and parties related to these shareholders that has come to the attention of the Special Committee. In addition, counsel to the Special Committee has been instructed to commence an application to the Ontario Superior Court of Justice (Commercial List) seeking directions from the Court in relation to the upcoming shareholders’ meeting.

In the course of the Special Committee’s preliminary investigation, the Special Committee has discovered that certain third parties may have made representations and assurances that were not authorized by the Company with respect to the return on investment of the Company's shares to certain European shareholders who bought shares under private placements undertaken in Europe.

Ernst & Young has been engaged to investigate these matters. Ernst & Young is a global leader in assurance, tax, transaction and advisory services, which includes independent investigation and dispute services. With the assistance of Ernst & Young, the Special Committee hopes to determine exactly what has transpired and what action may be required. Ernst & Young has been asked to provide a preliminary report as soon as possible. The Special Committee is considering what other actions it can take to expedite the completion of this investigation.

Mr. Jack M. Kay, Chairman of the Special Committee said, “We are working diligently to complete our investigation so that we can determine what, if any, further action may be appropriate.”

As previously announced, the Special Committee was appointed on November 16, 2011 by the Company’s Board of Directors. The members of the Special Committee are Jack M. Kay and W. Thomas Hodgson. The Special Committee continues to be advised by Norton Rose OR LLP.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the activities of the Special Committee and the Company’s product development initiatives. Assumptions applied in making forward-looking statements, include, without limitation, the safety and efficacy of Helix’s drug candidates; the receipt of regulatory approvals and appropriate financing; performance by third parties; and the successful development and commercialization of the drug candidates. Forward looking statements are subject to risk factors that could cause actual results to differ materially from these forward-looking statements and include, without limitation, that the Company’s assumptions may be incorrect; the Company’s need for additional capital, which is not assured; research and development risks, including clinical trial risks; manufacturing risks; intellectual property risks; and the risk of changes in business strategy or plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Helix does not assume any obligation to update any forward-looking statement, except as required by securities law.

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